Exhibit 99.1

Harry Winston Diamond Corporation Updates Status of Ekati Acquisition

TORONTO, Jan. 17, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") reports that C. Fipke Holdings Ltd. ("Fipco") has commenced an action in the Ontario Superior Court of Justice against BHP Billiton Canada Inc. and certain of its affiliates (collectively, "BHP Billiton"), the Company and its subsidiary, Harry Winston Diamond Mines Ltd., as well as against Dr. Stewart Blusson ("Blusson") and Archon Minerals Limited ("Archon").  The claim alleges that the offers made by BHP Billiton to Fipco do not comply with Fipco's pre-emptive rights under the joint venture agreements for the Ekati Mine, and that the Company was complicit in this alleged non-compliance.

As disclosed in the Company's news release dated November 13, 2012, the Company has agreed to purchase from BHP Billiton an 80% interest in the Core Zone Joint Venture and a 58.8% interest in the Buffer Zone Joint Venture.  As contemplated in the share purchase agreements, BHP Billiton offered its interests in the joint ventures to Fipco, Blusson and Archon, the minority joint venture parties.  Fipco, which holds a 10% interest in each of the Core Zone and Buffer Zone Joint Ventures, also alleges in its statement of claim that, among other things, the Company's debt financing arrangements for the acquisition have interfered with Fipco's ability to arrange its own financing.  The claim seeks an order of the court prohibiting the Company from purchasing BHP Billiton's interests unless and until BHP Billiton provides Fipco with revised offers.  Blusson, who holds a 10% interest in the Core Zone, and Archon, which holds a 31.2% interest in the Buffer Zone, have not issued a claim against BHP Billiton or the Company in respect of this issue, and have advised that they do not intend to do so.

The parties to the litigation have entered into an agreement which provides for the trial and any appeal to be conducted on an expedited basis, with a view to obtaining a final ruling no later than April 15, 2013.  The agreement provides that, if such ruling is in favour of the Company and BHP Billiton, the Company's purchase of BHP Billiton's joint venture interests in the Ekati Mine may be completed before May 15, 2013 without re-triggering the pre-emptive right provisions of the joint venture agreements.

The Company and BHP Billiton believe that the claim by Fipco is entirely without merit, and intend to vigorously defend the action in order to proceed with the purchase and sale of the Ekati Mine.  The parties are continuing with the regulatory approval process, and the Company expects to be in a position to complete the transaction following resolution of the litigation.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about mining activities at the Diavik Diamond Mine and estimated production from the Diavik Diamond Mine, may constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. Actual results may vary from the forward-looking information.  While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, fluctuations in diamond prices, and changes in US and world economic conditions. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (917) 297-4781 or
lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or
kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 12:32e 17-JAN-13